December 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Benjamin Holt

Re: USA Acquisition Corp.

Registration Statement on Form S-1 (File No. 333-261498)

Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-261498) filed with the Securities and Exchange Commission (the “Commission”) by USA Acquisition Corp. (the “Company”) on December 3, 2021, and as amended on December 22, 2021, together with all exhibits thereto (the “Registration Statement”). Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Company has determined not to pursue, at this time, the contemplated initial public offering to which the Registration Statement relates. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement the Company may file with the Commission.

It is the Company’s understanding that consent for this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that consent for this application for withdrawal will not be granted.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at USA Acquisition Corp., 1 Embarcadero Center, Suite 950, San Francisco, CA 94111, Attn: Chief Executive Officer, and to the Company’s legal counsel, Paul Hastings LLP, 515 Flower Street, 25th Floor, Los Angeles, CA 90071, Attn: Jonathan Ko.

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact Jonathan Ko of Paul Hastings LLP at (213) 683-6188.

Sincerely,

/s/ Edward R. Smith
Edward R. Smith Chief Executive Officer